Exhibit 99.2

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement on Resignation of Executive Director, Vice President and Chief Financial Officer

The board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) announces that on 30 September 2020, the Board received a notice from Mr. Zhou Meiyun (“Mr. Zhou”), the Executive Director, a member of the Strategy Committee, Vice President and Chief Financial Officer, tendering his resignation from his positions as Executive Director, a member of the Strategy Committee, Vice President and Chief Financial Officer due to change of work arrangements. The resignation of Mr. Zhou will not cause the number of members on the Board to fall below the statutory minimum number of members.

According to the Articles of Association of the Company and other related laws, Mr. Zhou’s resignation will take effect once the notice of resignation is sent to the Board on 30 September 2020. Mr. Zhou’s resignation will not affect the normal operation of the Company. Mr. Zhou has confirmed that he has no disagreement with the Board and there are no matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

Mr. Zhou has made remarkable achievements in the Company’s reform, management and financial operation with his diligence, excellent business management acumen and professional knowledge during his tenure. The Board would like to express their appreciation for Mr. Zhou’s outstanding contributions to the Company.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Huang Fei Joint Company Secretary

Shanghai, the PRC, 30 September 2020